

Mail Stop 3561

April 3, 2017

David Spivak
Chief Financial Officer
Seaspan Corporation
Unit 2, 2nd Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

**Re: Seaspan Corporation
          Form 20-F for Fiscal Year Ended December 31, 2016
          Filed March 6, 2017
          File No. 001-32591**

Dear Mr. Spivak:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2016

Item 5. Operating and Financial Review and Prospects
D. Critical Accounting Policies and Estimates
Impairment Analysis, page 72

1. We note from your disclosure on page 30, your fleet as of December 31, 2016 included 28 4250 TEU vessels with all but 4 of those vessels operating on short term charters at the market rate or off charter. We further noted that your impairment analysis recorded an impairment for four 4250 TEU vessels while your disclosure on Market Conditions on page 52 attributes the decrease in rates on smaller vessels to the delivery of larger vessels and oversupply of smaller vessels which appear to be factors that are exclusive of the rates in a "full shipping cycle." Please tell us why you believe utilizing 10-year historical rates to be a reasonable assumption in regards to your impairment tests of your smaller vessels.

2. Please tell us how your impairment tests factored in plans to scrap older vessels. In this regard, we note from your earnings conference call on March 1, 2017 the Company plans to scrap several older Panamax vessels during 2017, and we note the Company recorded a $31.9 million loss on the disposal of two vessels in the current year.

Notes to Financial Statements
Note 3. Acquisition of Two Greater China Intermodal Investments LLC Subsidiaries, page F-15

3. Please tell us your basis for valuing the two GCI subsidiaries and the related underlying assets.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or me at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure